Henkel

A Brand Like a Friend

02 OCT 25 AM 9:52

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

02055408

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2002-10-22

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release of October 10, 2002 "Strengthening of Adhesives business in Spain - Henkel acquires Solyplast".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Nicolas Kühn

dlw 10/29

Encl.

Vccmail
11.10.2002 15:12
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Henkel acquires Solyplast

MC 1 world: Henkel

FK 1-3 Deutschland: Henkel, Verbundene Unternehmen

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press releases, which we just distributed to the media worldwide.

With my very best regards

Ernst Primosch

Press Release

Strengthening of Adhesives business in Spain

Henkel acquires Solyplast

On October 10, 2002, the Henkel Group, Düsseldorf, took over Solyplast S.A., Barcelona, Spain, a manufacturer of adhesives and sealants. Solyplast S.A. produces and markets acrylate and silicone sealants as well as adhesives for the craftsmen and DIY market. The company, which has 42 employees, recorded sales of some 14.6 million euros in 2001.

Düsseldorf/Barcelona – "By purchasing Solyplast the Henkel Group is not only strengthening its market position but also acquiring expertise that ideally complements our existing business," explains Alois Linder, Executive Vice President Consumer and Craftsmen Adhesives of the Henkel Group. "This acquisition gives us an opportunity to grow in this area in other regions as well."

Founded in 1973, Solyplast S.A. is one of the market leaders in Spain for sealants, generating about 90 percent of its sales in the craftsmen segment. The company will be fully integrated in the Henkel Group company Henkel Ibérica, Barcelona, Spain.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The branded business sectors are Laundry & Home Care, Cosmetics/Toiletries and Consumer and Craftsmen Adhesives. Henkel Technologies includes Industrial Adhesives, Engineering Adhesives and Surface Technologies. The Company operates in over 75 countries. In the first half of fiscal 2002, the Henkel Group generated sales of 4.9 billion euros and an operating profit (EBIT) of 330 million euros. 46,818 employees work for the Henkel Group worldwide.

October 11, 2002

Contact:

Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484
Email: ernst.primosch@henkel.com

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-4040
Email: lars.witteck@henkel.com

Internet: http://www.presse.henkel.de

Presseinformation